PRESS RELEASE


                                  [DANONE LOGO]                  [AQUAPENN LOGO]




                             GROUPE DANONE COMPLETES
              TENDER OFFER FOR AQUAPENN SPRING WATER COMPANY, INC.


PARIS, France, and MILESBERG, Pennsylvania (December 8, 1998) -- Groupe Danone and AquaPenn Spring Water Company, Inc., today announced that Groupe Danone has completed its cash tender offer for the outstanding shares of common stock of AquaPenn Spring Water Company, Inc. ("AquaPenn", NYSE: APN). The tender offer expired, as scheduled, at midnight, New York City time, on Monday, December 7, 1998. Based on a preliminary count, 8,373,286 shares of AquaPenn were tendered (including 414,809 shares subject to guarantee of delivery) and accepted for payment at a price of $13.00 per share.

The acceptance of these shares in the tender offer will result in Groupe Danone's indirect ownership of approximately 94% of the outstanding common stock of AquaPenn.

In the proposed second step of the acquisition, Groupe Danone plans to merge its indirect subsidiary with and into AquaPenn. As a result of such merger, other than dissenting shares, each share of AquaPenn common stock not previously purchased in Groupe Danone's tender offer will be converted into the right to receive $13.00 in cash. Under applicable law, the proposed merger is not subject to the approval of the remaining outstanding shareholders of AquaPenn. Assuming the actual physical tender of all shares tendered pursuant to notices of guaranteed delivery, Groupe Danone currently anticipates that the merger will be completed as soon as practicable.

Groupe Danone is ranked second in the worldwide bottled water market and it operates in that business in North America under the Evian and Dannon Natural Spring Water brand names.

The statements in this press release that are not historical facts or information may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.




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